[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

September 29, 2009

Re:	XL Capital Ltd
Form 10-K for the fiscal year ended December 31, 2008
(Filed March 2, 2009)
Definitive Proxy Statement on Schedule 14A
(Filed March 9, 2009)

Dear Mr.  Pitko:

On behalf of and as counsel for XL Capital Ltd (“XL” or the “Company”), we are responding to your letter, dated September 1, 2009 (the “Comment Letter”), setting forth four additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 001-10804), filed with the Commission on March 2, 2009 (the “Form 10-K”) and its Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 9, 2009.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

The responses set forth below were prepared by the Company and provided to us.  Unless the context clearly indicates otherwise, all references to “we” or “us” throughout the response below refer to XL.

—————————————————

Form 10-K for the Year Ended December 31, 2008

Item 15. Exhibits, Financial Statement Schedules

1.
We note your response to Comment 8. Please confirm that you will file your Master Commutation, Release and Restructuring Agreement with Syncora and certain counterparties in its entirety, as opposed to just the exhibit schedules and disclosure schedules to the agreement.

In response to the Staff’s comment,  the Company filed its Master Commutation, Release and Restructuring Agreement with Syncora and certain counterparties, along with the exhibit schedules and disclosure schedules,  with its Form 10-Q for the quarter ended June 30, 2009.

DEF 14A

Compensation Discussion and Analysis Annual Incentives, page 21

2.
We note that your response to Comment 9 indicates that you will provide enhanced disclosure in relation to your annual incentive plan compensation in future filings, if applicable. Please provide us with proposed disclosure to be included in your 2010 Proxy statement which provides the following with regard to your annual incentive compensation plan:

•	The criteria upon which each named executive is evaluated;
•	Performance objectives or metrics; and,
•	Discussion of how the level of achievement will affect the actual incentive compensation to be paid.

Additionally, confirm that you will discuss the achievement of objectives.   To the extent that objectives are quantifiable, the discussion in your proxy should also be quantified.

The Company respectfully submits that it is unable to provide a draft of proposed disclosure for the 2010 proxy statement, as requested by the comment,  because of the subjective and non-formulaic criteria applicable to the executive officers under the 2009 annual incentive plan.  This plan was developed and implemented at a time of continued challenging economic conditions in general as well as specific challenges facing the Company (and such challenges were noted in the Company’s 2009 proxy statement). In particular, the emphasis on subjective measurement in establishing the 2009 annual incentive pools was in recognition of the focus on retaining talent. The Company is currently in the process of transitioning its methodology for funding the annual bonus incentive going forward and for determining appropriate payout criteria consistent with its stated objective of paying for performance.

The Compensation Committee has determined the basic parameters of the 2009 annual incentive plan for all Company employees. These parameters contemplate the funding of the aggregate 2009 annual incentive  pool and the award of annual bonuses generally, based on the Company’s operating income as compared to the Company’s 2009 business plan, the operating Return on Equity of the segment for which an individual employee is responsible as compared to the 2009 business plan, and qualitative metrics for each segment and functional area.  For employees  who are not responsible for a separate Company segment, the operating Return on Equity of more than one segment may be applicable and, for executives involved in the investment area, benchmarks relating to the investment portfolio, such as the composition or performance of that portfolio, will be applicable.  However, although the 2009 annual incentive plan includes measures and weightings for the  funding of the bonus pool for employees in each of the Company’s segments and functions, the Compensation Committee has not determined  how the quantitative or qualitative metrics will be applied to a specific executive or how performance of individual executives will be evaluated, including the extent to which the executive will be held accountable for the corporate, segment or functional results.  Those decisions remain reserved to the Compensation Committee acting in its discretion based upon its  review at the end of the fiscal year of the business, economic and other factors that affected the Company’s financial results as well as the achievement of the qualitative factors.

The Company confirms that it will discuss in the 2010 proxy statement the criteria upon which each named executive was evaluated, the performance metrics that were considered and how the level of achievement affected the actual incentive compensation that was paid to such executive. In addition, to the extent that the objectives and the weights given to the objectives are quantifiable, the Company intends to disclose such objectives and weightings in the 2010 proxy statement.

2009 Long-Term Cash Incentive Plan, page 25

3.
We note that your response to Comment 10 indicates that you will provide additional disclosure on your long-term cash incentive plan in your discussion of compensation decisions for the 2009 calendar year.  Please provided us with the proposed disclosure to be included in your 2010 proxy statement which provides the following:

•	The combined ratio performance criteria, and,
•	Discussion of how the level of achievement affects the actual payments made under your LTP.

Additionally, confirm that you will disclose the achievement of the performance criteria.

In response to the Staff’s comment, the Company will include the following, to the extent applicable, in its 2010 proxy statement.

The Company’s 2009 Cash Long-Term Program was a transitional incentive compensation vehicle for calendar year 2009 designed to be aligned with the delivery of underwriting results for calendar year 2009.  The Plan was also intended to promote retention of participants, and, as such, was designed to pay out in cash in annual installments over three years, generally provided employment continues through the payment dates.

Each participant was assigned a face value award.  The actual earned award amounts are a percentage of the face value awards, based on the Company’s 2009 combined ratio as set forth in the Plan, and subject to a minimum of 75%, except for any payout to the Company’s Chief Executive Officer, and a maximum of 175% of face value.  A 2009 combined ratio of ____ (or lower) results in a payout of 175% of face value, a 2009 combined ratio of ____ (or higher) results in a payout of 75% of face value, and a 2009 combined ratio of ____ results in a payout of 100% of face value.  For this purpose, 2009 combined ratio means the combined ratio of the Company and its subsidiaries for the 2009 calendar year as reported by the Company, adjusted by limiting net prior year development to $150 million in aggregate impact and excluding the impact of certain restructuring charges.  The Board has the discretion to adjust the payout result in the event of a catastrophic event (or a series of such events) above the normal budgeted catastrophe load, based on the quality of the Company’s underwriting results compared to industry results.

The Plan provides that one third of the resulting award amounts vest and are paid after January 1, 2010 and prior to March 15, 2010, and an additional one third of the award will vest and be paid after January 1, 2011 and prior to March 15, 2011.  The remaining one third of the award amount, as further adjusted under the terms of the Plan to reflect subsequent reserve development for the 2009 year, will vest and be paid after January 1, 2012 and prior to March 15, 2012.  In general, a participant must be employed at the time of payment in order to receive an award payment.  However, the Plan also provides for payment in the event of certain involuntary terminations of the participant’s employment.

 The face value awards for the NEOs are as follows:  Mr. McGavick  $            ;  Mr. Nocco $       [other NEOs to be inserted when known].   The 2009 combined ratio, as determined in accordance with the Plan as of the end of calendar year 2009, was ____, resulting in the award amounts being _____% of face value.  Payments of one third of the award amounts were made to the NEOs in [March of 2010], resulting in the following payments:  Mr. McGavick  $   ;   Mr. Nocco $       [other NEOs to be inserted when known].

Supplementally, the Company confirms that it will disclose the achievement of the performance criteria in its 2010 proxy statement.

Related Person Transactions, page 49

4.
We note your response to Comment 12.  Please provide proposed disclosure to be included in your 2010 proxy statement which includes the information about your arrangement with Mr. O’Hara that is required to be disclosed under Item 404 of Regulation S-K.

To the extent that Mr. O’Hara is a related person at the time the Company files its 2010 proxy, the Company will make the following disclosure:

On March 5, 2009, the Company announced that Mr. Brian M. O’Hara would retire from the position of Chairman the Board of Directors and not stand for reelection at the Annual General Meeting on April 24, 2009.  On April 24, 2009, the Company approved a three-year consulting arrangement with Mr. O’Hara to commence following his retirement from the Board of Directors. Pursuant to that arrangement, Mr. O’Hara will receive a fee of $800,000 per year for advisory services and will be subject to certain restrictive covenants including non-competition and non-solicitation covenants.

—————————————————

           At the Staff’s request, the Company has acknowledged that:

3

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have fully responded to your comments.  However, if you have any questions about any of  the Company’s response to your comments or require further explanation, please do not hesitate to contact me at (212) 701-3323  or by email at  jschuster@cahill.com or Dan Losito of XL at  (203) 964-5422 (email at Daniel.Losito@xlgroup.com.)

Sincerely, /s/ John Schuster

Bryant J. Pitko
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick Brian W. Nocco Kirstin Gould Stephen J.H. Robb Lorraine Mandel Daniel Losito

4